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Securities and Exchange Commission
RECEIVED

FEB 03 2011

Br ~ch of Reg istrations
and Examinations

11015063

SECURI. ... AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......12.00	

SEC FILE NUMBER
8-50205

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2010** AND ENDING **DECEMBER 31, 2010**
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FLORIDA ATLANTIC SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO DATRAN CENTER, 9130 SOUTH DADELAND BLVD., SUITE 1704
                                        (No. and Street)

MIAMI   FLORIDA   33156
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOSE R. FERNANDEZ   (305) 670-9250
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
                (Name – if individual, state last, first, middle name)

8370 WEST FLAGLER STREET, SUITE 125, MIAMI   FLORIDA   33144

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

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OATH OR AFFIRMATION

I, __ALAN PAREIRA_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__FLORIDA ATLANTIC SECURITIES CORP._____ , as
of __DECEMBER 31_____ , 20 __10____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____ ― NONE ― _____

IDOLIDIA C. FELIZ
Notary Public - State of Florida
My Commission Expires May 27, 2011
Commission # DD 657393
Bonded Through National Notary Assn.

_____
Signature

_____
CEO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

CURRENT ASSETS

Cash in Banks and on Hand	$ 364,207	
Deposit with Clearing Broker	4,489,650	
Trading Securities Owned, All Marketable at		
Quoted Market, Original Cost - $4,426,441	4,328,279	
Accounts Receivable, No Reserve Required	240,514	
Prepaid Expenses	9,932	
Total Current Assets		$ 9,432,582

OTHER ASSETS

Lease Security Deposit	$ 4,359	
Property and Equipment, at Cost, Net of		
Accumulated Depreciation of $18,072	-	
Total Other Assets		4,359
TOTAL ASSETS		$ 9,436,941

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts Payable -

Due to Correspondent Broker	$ 4,426,441	
Due to Others	60,407	
Accrued Salaries and Commissions	292,541	
Total Current Liabilities		$ 4,779,389

STOCKHOLDERS' EQUITY

Common Stock - $.01 Par Value; Voting Shares, Class A; Authorized - 2,000,000 Shares; Issued - 295,000 Shares	$ 2,950	
Common Stock - $.01 Par Value; Non-Voting Shares, Class B; Authorized - 1,000,000 Shares; No Shares Outstanding	-	
Additional Paid-In Capital	334,830	
Retained Earnings	4,319,772	
Total Stockholders' Equity		4,657,552
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 9,436,941

The accompanying notes are an integral part of these financial statements.

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES		$ 2,265,590
OPERATING EXPENSES		
Salaries, Commissions, and Related Costs	$ 995,616	
Clearance, Quotation, and Communication Costs	145,417	
Occupancy Expense	79,444	
Taxes, Other than Income Taxes	885	
Other Operating Expenses	76,260	
Total Operating Expenses		1,297,622
PROFIT FROM OPERATIONS		$ 967,968
INTEREST EXPENSE		-
PROFIT BEFORE INCOME TAXES		$ 967,968
PROVISION FOR INCOME TAXES		-
NET PROFIT		$ 967,968

No Provision for Income Taxes has been provided as the Company and its stockholders' have elected "Subchapter S" status, whereby the Company does not pay Federal or State corporate taxes on its taxable income, but instead the stockholders are liable for individual taxes on their respective share of the corporation's taxable income.

The accompanying notes are an integral part of these financial statements.

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Retained Earnings
	Shares	Amount	Shares	Amount		
Balance - January 1, 2010	287,900	$ 2,879	-	$ -	$ 287,082	$ 4,751,804
Common Stock Issued in Connection with Exercise of Stock Options	7,100	71	-	-	47,748	-
Distributions to Shareholders	-	-	-	-	-	(1,400,000)
Net Profit for the Period	-	-	-	-	-	967,968
Balance - December 31, 2010	295,000	$ 2,950	-	$ -	$ 334,830	$ 4,319,772

The accompanying notes are an integral part of these financial statements.

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

OPERATING ACTIVITIES

Net Profit	$ 967,968	
Adjustments to Reconcile Net Profit to Net Cash Provided by (Used In) Operating Activities:		
Depreciation and Amortization	-	
Decrease in Unrealized Loss on Trading Securities Owned, Marketable and Not Readily Marketable	(93,949)	
Decrease in Unrealized Profit on Trading Securities Sold, Not Yet Purchased	1,422	
Changes in Operating Assets and Liabilities:		
Decrease in Deposit with Clearing Broker	505,371	
Decrease in Accounts Receivable	227,377	
Increase in Trading Securities Owned, at Cost	(176,721)	
Decrease in Trading Securities Sold, Not Yet Purchased, at Cost	(5,902)	
Increase in Prepaid Expenses	(1,341)	
Increase in Due to Correspondent Broker	182,631	
Decrease in Accounts Payable and Accrued Expenses	(51,023)	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 1,555,833
FINANCING ACTIVITIES		
Proceeds of Common Stock Issued in Connection with Exercise of Stock Options	$ 47,819	
Distrtibutions to Stockholders	(1,400,000)	
NET CASH (USED IN) FINANCING ACTIVITIES		(1,352,181)
(DECREASE) IN CASH		$ 203,652
CASH AT BEGINNING OF YEAR		160,555
CASH AT END OF YEAR		$ 364,207

SUPPLEMENTAL CASH FLOW DISCLOSURES

Interest Paid		$ -
Income Taxes Paid		$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Organization and Business - The Company was incorporated under the laws of the State of Florida on April 16, 1997, for the purpose of selling investment products and securities and other services related to investment advisement, money management, or other business services. The Company's customer base is primarily located in Florida.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Customers, Broker-Dealers, Trading Inventory and Investment Balances - The Company is a registered broker-dealer and maintains its accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker who carries all customer and company accounts and maintains physical custody of customer and company securities.

All securities are valued at quoted market price and unrealized gains and losses are included in revenues from firm and investment trading. The Company does not own any restricted securities at December 31, 2010.

Government and Other Regulation - The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Property, Equipment, and Related Depreciation - Depreciation of property and equipment is provided by the straight-line method of depreciation at a rate calculated to amortize the cost of the assets over their estimated useful lives. The lives used in computing depreciation and amortization are as follows:

	Years
Furniture and Equipment	5

The costs of maintenance and repairs of property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts. When properties are replaced, retired, or otherwise disposed of, the cost of such properties and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES   (CONTINUED)

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash balances consist of cash held at one commercial bank.

Income Taxes - For income tax purposes, the Company accounts for all trading securities owned on a market value basis.

No provision for income taxes has been provided as the Company and its stockholders have elected "Subchapter S" status, whereby the Company does not pay Federal and State corporate taxes on its taxable income, but instead the stockholders are liable for individual taxes on their respective share of the corporation's taxable income.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

Subsequent Events - In May 2009, the FASB issued an accounting standard that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or ready to be issued. The standard is effective for interim and annual periods ending after June 15, 2009. The standard did not have a material effect on the Company's financial statements.

NOTE 3 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2010, the Company's "Net Capital" was substantially in excess of its minimum requirement, and at no time during the year 2010 was the net capital short of the minimum requirement.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Company entered into a lease commencing December 1, 2002 for its office space in Miami, Florida. On June 1, 2009, this lease was extended to June 30, 2011.

Minimum rentals under this lease, not including possible increases for operating expenses, are as follows:

Year Ended December 31

2011	$ 38,364

NOTE 5 - ACCOUNTS RECEIVABLE

A breakdown of the Net Accounts Receivable as of December 31, 2010 is as follows:

Due from Correspondent Broker	$	108,945
Due from Others		81,320
Dividends and Interest		50,249
	$	240,514

The amount Due From Correspondent Broker represents the net commissions and trading revenue from December 2010 received in January 2011.

Accounts receivable due from others are uncollateralized earned referral fees arising from the Company's normal operations. Management has reviewed all accounts receivable balances and determined that these balances are fully collectible and are therefore stated at net realizable value with no allowance for doubtful accounts required.

NOTE 6 - REVENUES

A breakdown of the Revenues earned for the year ended December 31, 2010 is as follows:

Commissions	$ 1,692,669
Administrative Fees	193,080
Firm and Investment Trading	159,753
Interest, Dividends, and Other	220,088
	$ 2,265,590

NOTE 7 - CONCENTRATION OF CREDIT RISK

The Company maintains its bank accounts at one financial institution. The accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2010 the Company had uninsured funds of $ 114,207.

NOTE 8 - DATE OF MANAGEMENT'S REVIEW

As of the date of this report (January 24, 2011) there have been no subsequent events which need to be disclosed in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

FLORIDA ATLANTIC SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2010

NET CAPITAL

Total Stockholders' Equity		$ 4,657,552
Add: Liabilities Subordinated to Claims of		
General Creditors		-
Total Capital and Allowable Subordinated Loans		$ 4,657,552

Less (Add): Non-Allowable Assets and Other Deductions (Credits):

1. Net Property and Equipment	$ -	
2. Accounts and Loans Receivable	81,320	
3. Securities Non-Readily Marketable	-	
4. Prepaid Expenses	9,932	
5. Lease Security Deposit	4,359	95,611
Net Capital Before Haircuts on Security Positions		$ 4,561,941

Haircuts on Securities, Computed, where Applicable,
Pursuant to 15c3-1(f):

1. Trading and Investment Securities:		
a. Exempted Securities	$ 106,007	
b. Debt Securities	71,405	
c. Options	-	
d. Other Securities	105,621	283,033
Net Capital		$ 4,278,908

NOTE - There are no significant differences in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report.

FLORIDA ATLANTIC SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2010

AGGREGATE INDEBTEDNESS

Items Included in Statement of Financial Condition

Accounts Payable - Due to Others	$ 60,407	
Accrued Salaries and Commissions	292,541	
Total Aggregate Indebtedness		$ 352,948

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)	$ 23,530
Minimum Net Capital Requirement	$ 100,000
Excess Net Capital (Net Capital Less Net Capital Required)	$ 4,178,908
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Net Capital Required	$ 4,158,908
Percentage of Aggregate Indebtedness to Net Capital	8.25%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2010

Balance, Beginning of Year	$ -
Additions	-
Decreases	-
Balance, End of Year	$ -

FLORIDA ATLANTIC SECURITIES CORP.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2010

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. The clearing firm is National Financial Services, LLC., a wholly owned subsidiary of Fidelity Brokerage Co.

SUPPLEMENTARY REPORT ON INTERNAL CONTROL

ROBERT ROTH, CPA

PETER F. JONAS, CPA

RICKEY I. MITTELBERG, CPA

JOHN C. HARTNEY, CPA

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Florida Atlantic Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Florida Atlantic Securities Corp. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified specified parties.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

January 24, 2011

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

RELATED TO AN ENTITY'S SIPC ASSESSMENT REGULATION

ROBERT ROTH, CPA

PETER F. JONAS, CPA

RICKEY I. MITTELBERG, CPA

JOHN C. HARTNEY, CPA

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Florida Atlantic Securities Corp.
Miami, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompany Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31,2010, which were agreed to by Florida Atlantic Securities Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating Florida Atlantic Securities Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Florida Atlantic Securities Corp's management is responsible for the Florida Atlantic Securities Corp's compliance with those requirements. This agreed-upon procedures engagement was conducted in compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in form SIPC-7T with respective cash disbursement records entries, including cash disbursement journals and copies of the checks issued in payment, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including interim profit and loss statements and interim unaudited Company prepared focus reports, noting no differences.

Florida Atlantic Securities Corp.
Page Two

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7
and in the related schedules and working papers, including Company prepared
unaudited interim focus reports and profit and loss statements, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which
would be the expression of an opinion on compliance. Accordingly, we do not express
such an opinion. Had we performed additional procedures, other matters might have
come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed
above and is not intended to be and should not be used by anyone other then these
specified parties.

January 24, 2011

SIPC-7

(33-REV 7/10)

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended _DECEMBER 31_, 20 _10_
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050205 FINRA DEC
FLORIDA ATLANTIC SECURITIES CORP 15*16
TWO DATRAN CENTER
9130 S DADELAND BLVD STE 1704
MIAMI FL 33156-7858

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ANDY FERNANDEZ

2. A. General Assessment (item 2e from page 2) $ _5361.20_

   B. Less payment made with SIPC-6 filed (exclude interest) (_2394.88_)
      _7-08-10_
      Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) _2966.32_

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _2966.32_

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ _2966.32_

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
   — NONE

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FLORIDA ATLANTIC SECURITIES CORP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

TREASURER
(Title)

Dated the _26th_ day of _JANUARY_, 20 _11_.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
_____ _____ _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

~~DETERMINATION OF SIPC NET OPERATING REVENUES~~
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning <u>JANUARY 1</u>, 20 <u>10</u>
and ending <u>DECEMBER 31</u>, 20 <u>10</u>
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,174,270

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   29,790

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

       Enter the greater of line (I) or (ii)

       Total deductions   29790

2d. SIPC Net Operating Revenues $ 2,144,480

2e. General Assessment @ .0025 $ 5361.20
                                                  (to page 1, line 2.A.)





FLORIDA ATLANTIC SECURITIES CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2010

ROTH, JONAS, MITTELBERG,
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS



FLORIDA ATLANTIC SECURITIES CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2010

ROBERT ROTH, CPA

PETER F. JONAS, CPA

RICKEY I. MITTELBERG, CPA

JOHN C. HARTNEY, CPA

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS REPORT

To the Board of Directors and Stockholders
of Florida Atlantic Securities Corp.

We have audited the accompanying statement of financial condition of Florida Atlantic Securities Corp. (a Florida Corporation) as of December 31, 2010, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and supplementary information referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Florida Atlantic Securities Corp. as of December 31, 2010 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. This supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida
January 24, 2011

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax